Exhibit 99.1

Draganfly’s Heavy Lift Drone Receives Special Flight Operations Certificate (SFOC)

Ottawa, Ontario, November 28, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has received a Transport Canada Special Flight Operations Certificate (SFOC) for its Heavy Lift Drone to support advanced flight testing above 55lbs/25KG MTOW. This will allow highly specialized development of advanced delivery, industrial and defense applications.

The Heavy Lift Flight Testing SFOC allows Draganfly to conduct these specialized and advanced operations utilizing the Heavy Lift within an approved flight test area, enabling the Company to initiate direct application and use-case testing. This development also allows Draganfly to enhance and optimize highly specialized operational and maintenance manuals and Standard Operating Procedures for a variety of conditions and scenarios.

“This certification demonstrates our commitment to meeting regulatory standards and allows us to advance our Heavy Lift platform through advanced and application-specific evaluations, which broaden and deepens the use-cases for this incredible drone,” said Cameron Chell, President and CEO of Draganfly.

In July 2023, Draganfly received its first SFOC from Transport Canada for Beyond Visual Line of Sight (BVLOS) and operations above 400 feet for wildfire suppression. This authorization allows the company to cover extensive regions and rapidly deploy drones to help firefighters during wildfire suppression.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the SFOC enabling Draganfly to enhance and optimize highly specialized use-case operational and maintenance manuals and Standard Operating Procedures for advanced and specialized use cases. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.